中信泰富有限公司

BY COURIER

RECEIVED Exemption No. 82-5232

Date : 21st February, 2005

2005 FEB 22 P 3:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE



CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


05005979

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since January 19, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2395

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since January 19, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement on Walmart Joint Venture
   Date : January 21, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : February 2, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

The Standard 24th Jan., 2005 (Mon.)



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

ANNOUNCEMENT

The Directors confirm that the Company is in discussions with CITIC Group to acquire its 35% interest in Wal-Mart East China Stores Co., Ltd. which is a joint venture currently held by CITIC Group and Wal-Mart (China) Investment Co., Ltd. in the proportions 35:65.

The Directors refer to recent press articles in relation to the possible acquisition by the Company of an interest in a joint venture currently held by CITIC Group and Wal-Mart (China) Investment Co., Ltd in the proportions 35:65. The Directors confirm that the Company is in discussions with CITIC Group to acquire its 35% interest in Wal-Mart East China Stores Co., Ltd. on cost basis. The discussion is still proceeding and no agreement has been signed. The proposed acquisition is also subject to PRC regulatory approval. In the event that such a transaction materialises, the Company will make an appropriate announcement as required by the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"CITIC Group"	CITIC Group 中國中信集團公司, a corporation established under the laws of the PRC;
"CITIC Pacific/the Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange;
"Director(s)"	director(s) of CITIC Pacific;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange; and
"PRC"	People's Republic of China.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 21 January, 2005

As at the date of this announcement, the executive directors of CITIC Pacific are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu. The non-executive directors of CITIC Pacific are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr. André Desmarais). The independent non-executive directors of CITIC Pacific are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 2nd February, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,040,160	--	---
Increase/(~~Decrease~~) during the month	20,000	--	---
Balance at close of the month :	2,192,060,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,570,000	--	20,000	--	9,550,000	20,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,180,000	--	--	--	11,180,000	---
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month:					20,000

Remarks : ______________________________

Authorised Signatory:



Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.